Exhibit 99.2

NEURODERM LTD.

CONDENSED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

September 30, 2016

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands)

	December 31,	September 30,
Assets:	2015	2016

Current assets:
Cash and cash equivalents	$84,735	$73,039
Short-term bank deposits	15,103	8,067
Prepaid expenses and receivables	625	1,845
	100,463	82,951
Non-current assets:
Restricted bank deposits	104	108
Long-term prepaid expenses	149	148
Property, plant and equipment, net	152	888
	405	1,144
Total assets	$100,868	$84,095

The accompanying notes are an integral part of these condensed financial statements.

F-2

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands)

		December 31,	September 30,
Liabilities and Shareholders’ Equity:	Note	2015	2016

Liabilities:

Current liabilities:
Accounts payable:
Trade		$592	$1,830
Other		3,176	3,435
		3,768	5,265
Shareholders’ payable		44	-
Total liabilities		3,812	5,265

Shareholders’ equity:
Share capital:
Ordinary Shares, NIS 0.01 par value authorized – 160,000,000 shares at December 31, 2015 and September 30, 2016, issued and outstanding – 21,609,787 shares and 21,720,346 shares at December 31, 2015 and September 30, 2016, respectively.		37	37
Additional paid-in capital		239,293	239,511
Share-based compensation capital reserve	3	8,004	10,960
Accumulated deficit		(148,238)	(169,638)
Foreign currency translation differences		(2,040)	(2,040)
Total shareholders' equity		97,056	78,830
Total liabilities and shareholders' equity		$100,868	$84,095

The accompanying notes are an integral part of these condensed financial statements.

F-3

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Nine months ended		Three months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2016	2015	2016
Operating expenses:
Research and development	$9,405	$17,490	$3,896	$7,804
Participation in research and development	(725)	-	(242)	-
Research and development, net	8,680	17,490	3,654	7,804
General and administrative	3,125	4,431	1,235	1,431
Operating loss:	11,805	21,921	4,889	9,235
Financial income	2,937	531	3,412	140
Financial expenses	11	10	3	5
Financial income, net	(2,926)	(521)	(3,409)	(135)
Net loss	8,879	21,400	1,480	9,100
Other comprehensive loss -
Items that will not be reclassified
to profit or loss -
Foreign currency translation differences	2,310	-	3,396	-
Total comprehensive loss	$11,189	$21,400	$4,876	$9,100
Basic and diluted loss per ordinary share	$0.49	$0.99	$0.07	$0.42

The accompanying notes are an integral part of these condensed financial statements.

F-4

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Ordinary Shares	Additional paid-in capital	Share-based compensation capital reserve	Accumulated deficit	Foreign currency translation differences	Total shareholders' equity

Balance at January 1, 2016	$37	$239,293	$8,004	$(148,238)	$(2,040)	$97,056
Changes in the nine month period ended September 30, 2016:
Net loss				(21,400)		(21,400)
Transactions with owners:
Share-based compensation to employees			2,956			2,956
Exercise of options granted to employees	*	218				218
Balance at September 30, 2016	$37	$239,511	$10,960	$(169,638)	$(2,040)	$78,830

Balance at January 1, 2015	$25	$167,281	$5,091	$(132,629)	$(299)	$39,469
Changes in the nine month period ended September 30, 2015:
Net loss				(8,879)		(8,879)
Other comprehensive loss					(2,310)	(2,310)
Total comprehensive loss for the period				(8,879)	(2,310)	(11,189)
Transactions with owners:
Share-based compensation to employees			1,867			1,867
Exercise of options granted to employees	*	46				46
Issuance of ordinary shares (net of issuance costs amounting to $5,018)	12	71,890				71,902
Balance at September 30, 2015	$37	$239,217	$6,958	$(141,508)	$(2,609)	$102,095

*	Represents amount less than $1 thousand.

The accompanying notes are an integral part of these condensed financial statements.

F-5

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Ordinary Shares	Additional paid-in capital	Share-based compensation capital reserve	Accumulated deficit	Foreign currency translation differences	Total shareholders' equity

Balance at July 1, 2016	$37	$239,486	$9,928	$(160,538)	$(2,040)	$86,873
Changes in the three month period ended September 30, 2016:
Net loss				(9,100)		(9,100)
Transactions with owners:
Share-based compensation to employees			1,032			1,032
Exercise of options granted to employees	*	25				25
Balance at September 30, 2016	$37	$239,511	$10,960	$(169,638)	$(2,040)	$78,830

Balance at July 1, 2015	$25	$167,281	$6,143	$(140,028)	$787	$34,208
Changes in the three month period ended September 30, 2015:
Net loss				(1,480)		(1,480)
Other comprehensive loss					(3,396)	(3,396)
Total comprehensive loss for the period				(1,480)	(3,396)	(4,876)
Transactions with owners:
Share-based compensation to employees			815			815
Exercise of options granted to employees	*	46				46
Issuance of ordinary shares (net of issuance costs amounting to $5,018)	12	71,890				71,902
Balance at September 30, 2015	$37	$239,217	$6,958	$(141,508)	$(2,609)	$102,095

*	Represents amount less than $1 thousand.

The accompanying notes are an integral part of these condensed financial statements.

F-6

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended		Three months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2016	2015	2016
Cash flows from operating activities:
Net loss	$(8,879)	$(21,400)	$(1,480)	$(9,100)
Adjustments in respect of:
Depreciation	32	61	12	30
Share-based compensation to employees and service providers	1,867	2,956	815	1,032
Interest and exchange differences on short- term deposits and restricted deposits	247	32	(860)	4
Exchange differences in respect of cash and cash equivalents	(2,807)	(72)	(2,510)	(12)
	(9,540)	(18,423)	(4,023)	(8,046)
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables (including non-current portion)	(280)	(1,211)	34	(394)
Increase (decrease) in accounts payable:
Trade	919	1,051	659	103
Other	(907)	259	(649)	166
Payment of shareholders' interest payable	(993)	(44)	-	(44)
	(1,261)	55	44	(169)
Net cash used in operating activities	(10,801)	(18,368)	(3,979)	(8,215)
Cash flows from investing activities:
Purchase of property, plant and equipment	(55)	(610)	(7)	(553)
Investment in short- term bank deposits	(23,510)	(24,000)	-	-
Proceeds from short-term bank deposits	8,545	31,000	8,545	8,000
Net cash provided by (used in) investing activities	(15,020)	6,390	8,538	7,447
Cash flows from financing activities -
Proceeds from exercise of options granted to employees	46	210	46	103
Issuance of ordinary shares, net of issuance costs	71,902	-	71,902	-
Net cash provided by financing activities	71,948	210	71,948	103
Increase (decrease) in cash and cash equivalents	46,127	(11,768)	76,507	(665)
Balance of cash and cash equivalents at beginning of the period	43,238	84,735	13,011	73,692
Foreign currency translation differences
in respect of cash and cash equivalents	(2,690)	-	(2,546)	-
Exchange differences in respect of cash and
cash equivalents	2,807	72	2,510	12
Balance of cash and cash equivalents at end of period	$89,482	$73,039	$89,482	$73,039

Supplementary information:
Interest received from cash and cash equivalents and bank deposits	99	528	78	165
Investing activities not involving cash flows- Purchasing of property, plant and equipment on credit	-	187	-	187
Receivables due to issuance of ordinary shares	-	8	-	8

The accompanying notes are an integral part of these condensed financial statements.

F-7

NEURODERM LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	NeuroDerm Ltd. (the “Company”) commenced operations on March 18, 2003 in Israel. The Company is a clinical-stage pharmaceutical company developing next-generation treatments for central nervous system (“CNS”) diseases, primarily Parkinson’s disease as well as other CNS diseases. The Company has one operating segment.

b.	In November 2014, the Company raised $40.7 million, net of issuance costs in an Initial Public Offering ("IPO") on the NASDAQ Stock Market (the “NASDAQ”). In July 2015, the Company raised $71.9 million, net of issuance costs in a public offering.

c.	The Company has a limited operating history. The Company has not yet generated revenue from its operations and continues to incur substantial research and development and other expenses related to its ongoing operations. The Company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. Through September 30, 2016, the Company has an accumulated deficit and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

The Company's current cash resources are not sufficient to complete the research and development of all of the Company's product candidates. Management expects that the Company will incur more losses as it continues to focus its resources on advancing its product candidates based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

If the Company is unsuccessful in raising capital, licensing or selling its product candidates, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development programs or commercialization related to the product candidates, any of which may have a material adverse effect on the Company's business.

d.	These financial statements were approved by the Audit Committee on November 8, 2016.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED INTERIM FINANCIAL STATEMENTS:

a.	The Company's condensed interim financial statements for the three and nine months ended September 30, 2016 and 2015 (the “Condensed Interim Financial Statements”) have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The Condensed Interim Financial Statements should be read in conjunction with the annual financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015 and their accompanying notes (the “2015 Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). These Condensed Interim Financial Statements, which are unaudited, do not include all disclosures required for annual financial statements prepared in accordance with IFRS. The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies and calculation methods applied in the preparation of the Condensed Interim Financial Statements are consistent with those applied in the preparation of the 2015 Annual Financial Statements.

b.	New IFRSs not yet in effect, and which the Company did not elect to adopt early, were listed in the 2015 Annual Financial Statements.

F-8

NEURODERM LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3 - EQUITY:

Options to employees and service providers:

a.	In March 2016, the Company’s Board of Directors approved a grant of 85,600 options to certain employees of the Company (under the Company’s 2014 Equity Incentive Plan (the “2014 Plan”)). Each option is exercisable for one Ordinary Share at an exercise price of $12.95. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

b.	In March 2016, the Company’s Board of Directors approved a grant of 103,800 options to certain employees of the Company (under the 2014 Plan). Each option is exercisable for one Ordinary Share at an exercise price of $13.02. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

c.	In June 2016, the Company’s shareholders approved a grant of 80,000 options to the Company's CEO (under the 2014 Plan). Each option is exercisable for one Ordinary Share at an exercise price of $13.02. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

d.	In July 2016, the Company’s Board of Directors approved a grant of 66,000 options to certain employees of the Company (under the 2014 Plan). Each option is exercisable for one Ordinary Share at an exercise price of $16.55. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

The underlying data for options fair value calculation is as follows:

Date of grant	Ordinary Share price	Expected annual volatility(a)	Risk-free interest rate (b)	Weighted expected life to exercise	Expected dividend yield	Fair Value as of the date of the grant(c)
	U.S. dollars	%	%	Years	%	U.S. dollars
March 2016	$12.72	78.7%	1.31%	5	0	$686,230
March 2016	$14.28	79.5%	1.29%	5	0	$970,891
June 2016	$16.78	82.6%	1.15%	5	0	$936,665
July 2016	$16.01-15.77	85.5%	0.94-1%	5	0	$698,051

a)	The Company’s expected volatility is derived from historical volatilities of companies in comparable stages as well as companies in the industry. Each Company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

b)	The risk-free interest rate is determined based on the redemption yield rates of unlinked, fixed-rate U.S. treasury bonds with maturity date that coincides with the weighted expected exercise date of the option.

c)	The fair value of the options was computed using the Black-Scholes model.

NOTE 4 - LOSS PER ORDINARY SHARE

Basic loss per share is computed by dividing the Company’s loss by the weighted average number of Ordinary Shares outstanding during the period. The options of the Company in the reporting periods were not taken into account in the computation of diluted loss per share, since the effect of these potential Ordinary Shares is anti-dilutive. Therefore, the diluted loss per share is identical to the basic loss per share.

F-9

NEURODERM LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

(Unaudited)

Set forth below is data taken into account in the computation of loss per share:

	NINE MONTHS ENDED SEPTEMBER 30,		THREE MONTHS ENDED SEPTEMBER 30,
	2015	2016	2015	2016
Loss as reported in the financial statements
(in thousands of dollars)	$8,879	$21,400	$1,480	$9,100
Weighted average number of Ordinary Shares
outstanding during the period	18,275,620	21,657,751	20,791,243	21,711,480
Basic and diluted loss per share (dollars)	$0.49	$0.99	$0.07	$0.42

NOTE 5 - RELATED PARTIES:

Key management includes members of the Board of Directors and the Chief Executive Officer.

a.	Transactions with related parties:

	NINE MONTHS ENDED SEPTEMBER 30,		THREE MONTHS ENDED SEPTEMBER 30,
	2015	2016	2015	2016
Within research and development expenses:
Payroll and related expenses	$104	$110	$30	$37
Options to employees and service providers	330	430	125	133
Within administrative and general expenses:
Payroll and related expenses	208	220	60	75
Professional services	130	136	51	46
Options to employees and service providers	675	860	253	265

b.

	DECEMBER 31,	SEPTEMBER 30,
	2015	2016
	U.S. dollars in thousands
Within current liabilities:
Accounts payable	$259	$121
Shareholders' payable	44	-

NOTE 6 – COMMITMENTS AND CONTINGENT LIABILITIES

In February 2014, the Company entered into a four-year agreement for the lease of its new offices. Lease payments and management fee are $12 thousand (NIS 42 thousand) per month. The rental fees are linked to the Israeli consumer price index (CPI) of November 2013.

In December 2015, the Company entered into an amendment to its lease agreement and increased the premises for its operations. Under the amended lease agreement, commencing February 2016, the lease payments and management fee are $27 thousand (NIS 105 thousand) per month.

To secure the liability of the Company under the amended lease agreement, the Company provided the lessor a bank guarantee of approximately $108 thousand (NIS 406 thousand) and a promissory note in an amount of approximately $322 thousand (NIS 1,210 thousand), both linked to the CPI.

F-10